September 28, 2009

Stephen Krikorian, Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4561

Re:	CyberSource Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed on February 27, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Filed on August 7, 2009
File No. 0-26477

Dear Mr. Krikorian:

CyberSource Corporation (“CyberSource” or the “Company”) hereby submits the responses set forth below to the comment letter dated September 10, 2009 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the filings listed above. For convenience, the text of the Staff’s comments is retyped in bold with our responses immediately below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 36

1.	We note your response to prior comment 8 and continue to believe that you should provide enhanced disclosures to describe your accounting policy for each unit of accounting. In this regard, the information you provide in your response appears to contain details for each unit of accounting that would improve your footnote disclosures. In future filings, please consider revising your revenue recognition policy disclosures to include some of the details from your response.

We acknowledge the Staff’s comment regarding enhancing the Company’s disclosures to describe its summary of significant accounting policies. In future filings disclosing such accounting policies, the Company will consider enhancing the disclosure to include some of the details from its previous response in a manner responsive to the Staff’s comment.

Form 10-Q For the quarterly period ended March 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 14

2.	We note your response to prior comment 5, as well as your revised disclosure of the key performance metrics in the Overview and accompanying Results of Operations that management follows. Please tell us what thought you have given to including a more robust discussion and analysis of material trends, opportunities, risk, and uncertainties, which not only introduce these topics but also present the actions management is taking to address such opportunities, challenges, and risks. For example, you disclose a key part of your growth strategy is international expansion, but you do not disclose any of the actions that you are taking to address this opportunity, such as expanding your UK-based operations to target new opportunities in Western Europe, including opening a development lab in Northern Ireland, or your recent opening of an office in Singapore to expand your presence in Asia outside of Japan. As another example, you disclose that reseller and partner channels are an increasingly important part of your sales strategy, but you do not discuss any number of new resellers or partners added in the quarter or the total number of such. See Section III.A of SEC Release 33-8350.

We acknowledge the Staff’s comment that management provide more discussion and analysis of material trends, opportunities, risk, and uncertainties. In future filings containing Item 303 disclosure, we will reassess the Commission’s guidance in Section III.A of SEC Release 33-8350 with a view toward providing more information to promote an understanding of the Management’s Discussion and Analysis section, including examples, as appropriate, of actions management is taking to address such opportunities, risks, and uncertainties.

3.	Further, please tell us what thought you have given to explaining some of your key metrics, such as “authorization dollars processed,” and how such metric is important to management in evaluating your performance.

We acknowledge the Staff’s comment that management provide an explanation of certain key metrics and how such metric is important to management. In future filings, we will consider explaining some of our key metrics such as “authorization dollars processed” with a view toward providing additional information to promote an understanding of such metric and how it is important to management.

Results of Operations

Three Months Ended June 30, 2009 and 2008, page 16

4.	In response to prior comment 6, you state that because you have such a diverse customer base across different industry verticals, it is difficult to definitely describe the underlying factors that contribute to a material change in revenues. However, in your earnings call for the second quarter of fiscal 2009 your Chief Executive Officer and Chief Financial Officer discussed a number of factors underlying material changes in revenues, in regard to both the 2% decrease in global acquiring revenues, such as the smaller installed base that more easily impacts revenues and a tough comparison to the second quarter of 2008 that included volumes from the presidential campaigns, and in regard to the increase in your payment gateway revenues, such as continuing market share gains and increasing the attach rate for “value-added” services. Please include a discussion of the underlying factors contributing to a material change in revenues in future filings.

In response to prior comment 6, the Management’s Discussion and Analysis section of CyberSource’s Form 10-Q for the fiscal quarter ended June 30, 2009 provided expanded disclosure regarding interim period customer additions and transaction volumes. CyberSource management, however, continues to believe that, for the reasons conveyed in response to prior comment 6, underlying factors attributable to customers do not represent material changes to CyberSource’s revenues.

In particular, the global acquiring revenue decrease from $19.7 million for the three months ended June 30, 2008 to $19.3 million for the three months ended June 30, 2009 – i.e., the 2% decrease referenced in the Staff’s comment – does not appear to be so material as to merit additional discussion and analysis beyond the results of operations disclosure provided. Please also be aware that, because global acquiring revenues accounted for 30.8% of CyberSource total revenues for the fiscal quarter ended June 30, 2009, the cited 2% decrease in global acquiring revenues equates to less than 1% on a net revenue basis.

The Staff’s comment highlights answers by CyberSource’s Chief Executive Officer in response to analyst questions during the earnings call for the fiscal 2009 second quarter. The same detail provided during the question-and-answer portion of an earnings call is not necessarily appropriate for inclusion in a periodic report filing.

As reflected in prior comment 6, CyberSource has a diverse customer base and any number of factors may contribute to revenues. CyberSource believes its Form 10-Q does reflect the key variables that, in management’s view, contribute to material changes in results of operations.

With respect to the global acquiring revenues cited in the Staff’s comment, CyberSource’s Chief Executive Officer addressed a simple point during the earnings call that revenues attributable to presidential primary campaigns were concentrated in early 2008 and could not be recurring in 2009. CyberSource management did not view this underlying factor as representing a key variable impacting a material change to results of operations, or otherwise representing a material trend, that would necessitate disclosure in a periodic report filing.

With respect to the install base size, market share gains, and increased attached rate cited in the Staff’s comment, CyberSource’s Chief Executive and Financial Officers were summarizing elements of CyberSource’s business model that may contribute to transaction volumes. CyberSource management similarly did not view these underlying factors as representing key variables impacting material changes to results of operations that would necessitate disclosure in a periodic report filing. In future filings, however, CyberSource (i) will continue to assess whether these underlying factors represent known material trends suitable for disclosure in the “Overview” or elsewhere in the Management’s Discussion and Analysis section, and (ii) will consider expanding the Business section disclosure regarding factors such as install base, market share, and attach rates.

* * * * *

On behalf of CyberSource, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (650) 965-6006, or in my absence, David Kim, General Counsel, at (650) 965-6092.

Sincerely,

/s/ Steven D. Pellizzer
Steven D. Pellizzer
Senior Vice President of Finance and Chief Financial Officer

cc:	William S. McKiernan, Chief Executive Officer
David J. Kim, Vice President, General Counsel & Corporate Secretary
CyberSource Corporation

Richard Scudellari, Esq.
David T. Mittelman, Esq.
Reed Smith LLP

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